Canadian GAAP/U.S. Dollar
Consolidated Financial Statements

GERDAU AMERISTEEL CORPORATION
MARCH 31, 2004

         GERDAU AMERISTEEL CHANGES TO U.S. GAAP FOR FINANCIAL REPORTING

For the fiscal year ending December 31, 2003, financial results for Gerdau Ameristeel were reported in U.S. dollars and Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results are also presented under U.S. GAAP for comparative purposes.

HOWEVER, THE BUSINESS CORPORATIONS ACT OF ONTARIO ("OBCA") REQUIRES GERDAU AMERISTEEL TO PROVIDE TO ITS SHAREHOLDERS FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN GAAP. THE FINANCIAL STATEMENTS PREPARED UNDER CANADIAN GAAP ARE ENCLOSED AS REQUIRED BY THE OBCA.

For Gerdau Ameristeel, the most significant difference between U.S. GAAP and Canadian GAAP is the accounting treatment of Gerdau Ameristeel's 50% joint venture investment in Gallatin Steel Company and the smaller joint ventures of Bradley Steel Processors and MRM Guide Rail. Under U.S. GAAP, the investments are accounted for under the equity method of accounting instead of the proportionate consolidation method used under Canadian GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder's equity. For a complete explanation of the differences between U.S. GAAP and Canadian GAAP as it relates to Gerdau Ameristeel, see footnote 13 in the U.S. GAAP financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                          MARCH 31,        DECEMBER 31,
                                                            2004              2003
                                                         -----------       -----------
                                                                        (Restated Note 2)
ASSETS

CURRENT ASSETS

   Cash and cash equivalents                             $    17,069       $    10,459
   Accounts receivable, net                                  327,862           233,331
   Inventories (note 4)                                      420,648           376,458
   Deferred tax assets                                        13,269            13,269
   Other current assets                                       18,865            21,608
                                                         -----------       -----------
TOTAL CURRENT ASSETS                                         797,713           655,125


PROPERTY, PLANT AND EQUIPMENT (note 5)                       911,827           919,207
GOODWILL                                                     117,915           116,564
DEFERRED FINANCING COSTS                                      15,933            16,063
DEFERRED TAX ASSETS                                           10,575            15,045
OTHER ASSETS                                                       3               204
                                                         -----------       -----------
TOTAL ASSETS                                             $ 1,853,966       $ 1,722,208
                                                         ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                      $   310,565       $   231,352
   Accrued salaries, wages and employee benefits              30,488            29,732
   Accrued interest                                           12,777            23,730
   Other current liabilities                                  32,633            34,357
   Bank indebtedness (note 7)                                  2,082             2,055
   Current portion of long-term borrowings (note 7)           26,417             1,250
                                                         -----------       -----------
TOTAL CURRENT LIABILITIES                                    414,962           322,476

LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)          582,414           566,963

CONVERTIBLE DEBENTURES                                        92,116            96,719

ACCRUED BENEFIT OBLIGATIONS (note 8)                          76,002            74,354

OTHER LIABILITIES                                             47,368            49,185

DEFERRED TAX LIABILITIES                                      69,754            64,355
                                                         -----------       -----------

TOTAL LIABILITIES                                          1,282,616         1,174,052
                                                         -----------       -----------

SHAREHOLDERS' EQUITY
   Capital stock (note 9)                                    547,796           547,601
   Accumulated deficit                                          (583)          (22,766)
   Cumulative translation adjustment                          24,137            23,321
                                                         -----------       -----------
TOTAL SHAREHOLDERS' EQUITY                                   571,350           548,156
                                                         -----------       -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 1,853,966       $ 1,722,208
                                                         ===========       ===========


See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                     THREE MONTHS ENDED
                                                  MARCH 31,       MARCH 31,
                                                    2004            2003
                                                 -----------     -----------
                                                              (Restated Note 2)
NET SALES                                        $   697,624     $   469,056

OPERATING EXPENSES
   Cost of sales                                     605,953         436,529
   Selling and administrative                         22,436          18,420
   Depreciation                                       21,747          19,742
   Other operating income                             (1,015)         (1,781)
                                                 -----------     -----------
                                                     649,121         472,910
                                                 -----------     -----------

INCOME (LOSS) FROM OPERATIONS                         48,503          (3,854)


OTHER EXPENSES
   Interest, net                                      16,812           9,012
   Foreign exchange loss (gain)                          256            (833)
   Amortization of deferred financing costs              622             374
                                                 -----------     -----------
                                                      17,690           8,553
                                                 -----------     -----------

INCOME (LOSS) BEFORE INCOME TAXES                     30,812         (12,407)

INCOME TAX EXPENSE (RECOVERY)                          8,629          (6,259)
                                                 -----------     -----------

INCOME (LOSS) BEFORE MINORITY INTEREST                22,183          (6,148)


MINORITY INTEREST                                         --             217
                                                 -----------     -----------

NET INCOME (LOSS)                                $    22,183     $    (5,931)
                                                 ===========     ===========

EARNINGS (LOSS) PER COMMON SHARE - BASIC         $      0.11     $     (0.03)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED       $      0.11     $     (0.03)


See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)
(Unaudited)
(Restated Note 2)


                                                                                             CUMULATIVE
                                                            INVESTED       ACCUMULATED       TRANSLATION
                                           SHARES           CAPITAL          DEFICIT          ADJUSTMENT         TOTAL
                                        ------------     ------------     ------------      ------------      ------------
BALANCE -
  DECEMBER 31, 2002                      184,892,360     $    513,400     $     (2,176)     $       (765)     $    510,459
                                        ------------     ------------     ------------      ------------      ------------

  Net (loss)                                      --               --           (5,931)               --            (5,931)
  Foreign exchange                                --               --               --            15,436            15,436
  Acquisition of Minority Interest        13,198,501           34,201               --                --            34,201
                                        ------------     ------------     ------------      ------------      ------------
BALANCE                                           --
  MARCH 31, 2003                         198,090,861     $    547,601     $     (8,107)     $     14,671           554,165
                                        ------------     ------------     ------------      ------------      ------------


BALANCE -
  DECEMBER 31, 2003                      198,090,861     $    547,601     $    (22,766)     $     23,321      $    548,156
                                        ------------     ------------     ------------      ------------      ------------

  Net income                                      --               --           22,183                --            22,183
  Foreign exchange                                --               --               --               816               816
  Employee stock options                     105,698              195               --                --               195
                                        ------------     ------------     ------------      ------------      ------------
BALANCE -
  MARCH 31, 2004                         198,196,559     $    547,796     $       (583)     $     24,137      $    571,350
                                        ------------     ------------     ------------      ------------      ------------


See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)


                                                                                  THREE MONTHS ENDED
                                                                              MARCH 31,         MARCH 31,
                                                                                 2004              2003
                                                                             -----------       -----------
                                                                                               (Restated Note 2)
OPERATING ACTIVITIES
Net income (loss)                                                            $    22,183       $    (5,931)
Adjustment to reconcile net income (loss) to net cash
   (used in) operating activities:
   Depreciation                                                                   21,747            19,742
   Amortization                                                                      622               374
   Deferred income taxes                                                           4,436            (6,197)
   Loss on disposition of property, plant and equipment                               --                97
   Foreign exchange on related party loans                                            --             3,374

Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                           (93,928)          (66,438)
   Inventories                                                                   (41,896)           11,085
   Other assets                                                                     (746)           (4,349)
   Liabilities                                                                    76,066            41,480
                                                                             -----------       -----------
NET CASH USED IN OPERATING ACTIVITIES                                            (11,516)           (6,763)
                                                                             -----------       -----------

INVESTING ACTIVITIES
   Additions to property, plant and equipment                                    (12,135)          (11,068)
   Acquisitions                                                                  (11,127)               --
   Proceeds from dispositions of property, plant & equipment                          --                72
                                                                             -----------       -----------
NET CASH USED IN INVESTING ACTIVITIES                                            (23,262)          (10,996)
                                                                             -----------       -----------

FINANCING ACTIVITIES
   Proceeds from issuance of new debt                                             25,000                --
   Revolving credit borrowings (payments)                                         16,339            (7,352)
   Increase in related party loans payable                                            --            30,000
   Additions to deferred financing costs                                              --               (41)
   Changes in minority interest                                                       --              (218)
   Proceeds from issuance of stock options and employee stock purchases              195                --
                                                                             -----------       -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                         41,534            22,389
                                                                             -----------       -----------

Effect of exchange rate changes on cash and cash equivalents                        (146)             (359)
                                                                             -----------       -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                              6,610             4,271

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                  10,459            16,361
                                                                             -----------       -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                   $    17,069       $    20,632
                                                                             ===========       ===========


See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian generally accepted accounting principles (GAAP). However, all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normal recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the accounting policies as described in the latest annual report. Certain amounts have been reclassified to conform to the current-period financial statement presentation. The results of the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results to be expected for future periods.

The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 -- RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section defined the criteria for a derivative instrument to meet the requirements of hedge accounting. The Company's use of derivative instruments is limited. For the three months ended March 31, 2003, the net loss was increased by $84 thousand as a result of the change in accounting policy and retained earnings at December 31, 2002 was restated to reflect an unrealized loss on a derivative totaling $3.5 million.

Commencing in 2004, the Company changed its classification of shipping and handling revenues from a reduction of cost of sales to revenues. For the three months ended March 31, 2003, sales and cost of sales were increased approximately $24.7 million as a result of this change.

NOTE 3 -- ACQUISITION

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. The transaction was accounted for as a business combination.

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):


                                                            AT MARCH 31,       AT DECEMBER 31,
                                                                2004                2003
                                                            ------------        ------------
Ferrous and non-ferrous scrap                               $     91,353        $     76,384
Work in-process                                                   48,654              31,764
Finished goods                                                   164,516             157,815
Raw materials (excluding scrap) and operating supplies           116,125             110,495
                                                            ------------        ------------
                                                            $    420,648        $    376,458
                                                            ============        ============

NOTE 5 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):


                                                               AT MARCH 31, 2004
                                                                    ACCUMULATED       NET
                                                         COST      DEPRECIATION   BOOK VALUE
                                                      ----------    ----------    ----------
Land and improvements                                 $   77,647    $    5,656    $   71,991
Buildings and improvements                               140,248        21,657       118,591
Machinery and equipment                                  991,741       327,052       664,689
Construction in progress                                  43,063            --        43,063
Property, plant and equipment held for sale               13,493            --        13,493
                                                      ----------    ----------    ----------
                                                      $1,266,192    $  354,365    $  911,827
                                                      ==========    ==========    ==========


                                                               AT DECEMBER 31, 2003
                                                                    ACCUMULATED      NET
                                                         COST      DEPRECIATION   BOOK VALUE
                                                      ----------    ----------    ----------
Land and improvements                                 $   77,651    $    5,321    $   72,330
Buildings and improvements                               139,559        24,131       115,428
Machinery and equipment                                  984,253       306,056       678,197
Construction in progress                                  39,676            --        39,676
Property, plant and equipment held for sale               13,576            --        13,576
                                                      ----------    ----------    ----------
                                                      $1,254,715    $  335,508    $  919,207
                                                      ==========    ==========    ==========


NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows ($000s):


                                         MARCH 31,    DECEMBER 31,
                                            2004          2003
                                         ----------    ----------
BALANCE SHEET
Current assets                           $   99,904    $   53,137
Property, plant and equipment , net         100,088       101,440
Current liabilities                          25,370        23,224
Long-term debt                                3,390         4,259


                                       THREE MONTHS ENDED MARCH 31,
                                            2004          2003
                                         ----------    ----------
STATEMENT OF EARNINGS
Sales                                    $   78,672    $   52,493
Operating income                             10,267         4,017
Income before income taxes                   10,215         3,925
Net Income                                    9,511         3,686

                                       THREE MONTHS ENDED MARCH 31,
                                            2004          2003
                                         ----------    ----------
CHANGES IN CASH FLOWS
Cash provided by (used in)
  Operating activities                   $    4,064    $    2,074
  Investing activities                         (924)       (1,795)
  Financing activities                       (2,863)       (2,092)
                                         ----------    ----------
Proportionate share of increase
  (decrease) in cash                     $      277    $   (1,813)


NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At March 31, 2004, there was $150.7 million outstanding, at interest rates between 3.93% and 5.50%, and, based upon available collateral under the terms of the agreement, approximately $147.6 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A.

Debt includes the following ($000s):


                                                                   MARCH 31, 2004     DECEMBER 31, 2003
                                                                    -----------          -----------
Senior Notes, 10 3/8% due 2011, net of original issue discount      $   397,445          $   397,271
Senior Secured Credit Facility                                          150,699              135,027
Short term debt                                                          25,000                   --
Industrial Revenue Bonds                                                 27,400               27,400
AmeriSteel Bright Bar Term Loan                                           3,023                3,172
Gallatin Joint Venture Debt                                               3,572                5,471
Other                                                                     3,774                2,607
                                                                    -----------          -----------
                                                                        610,913              570,268
Less current portion                                                    (28,499))             (3,305)
                                                                    -----------          -----------
                                                                    $   582,414          $   566,963
                                                                    ===========          ===========


NOTE 8 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s):

                                                     PENSION BENEFITS                  OTHER BENEFIT PLANS
                                                     ----------------                  -------------------
                                                    THREE MONTHS ENDED                  THREE MONTHS ENDED
                                                    ------------------                  ------------------
                                            MARCH 31, 2004     MARCH 31, 2003    MARCH 31, 2004     MARCH 31, 2003
                                            --------------     --------------    --------------     --------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                   $    2,454        $    2,007        $      232        $      220
Interest cost                                       5,593             5,208               546               562
Expected return on plan assets                     (5,239)           (4,626)               --                --
Amortization of transition obligation                  43                41                --                --
Amortization of prior service cost                     72               115               (53)               --
Recognized actuarial gain                             582               239                 7                --
Settlement loss                                        --                35                --                --
                                               ----------        ----------        ----------        ----------
Net periodic benefit cost                      $    3,505        $    3,019        $      732        $      782
                                               ==========        ==========        ==========        ==========

NOTE 9 -- CAPITAL STOCK

Capital stock consists of the following shares:


                            Authorized          Issued               Capital Stock
                            Number              Number               (in thousands)
                            ------              ------               --------------
March 31, 2004
Common                      Unlimited           198,196,559          $     547,796

December 31, 2003
Common                      Unlimited           198,090,861          $     547,601


The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):


                                                    THREE MONTHS ENDED
                                            MARCH 31, 2004     MARCH 31, 2003
                                            -------------      -------------
Basic earnings (loss) per share:
   Basic net earnings (loss)                $      22,183      $      (5,931)

Average shares outstanding                    198,152,456        185,318,118
   Basic net earnings (loss) per share      $        0.11      $       (0.03)
                                            =============      =============

Diluted earnings (loss) per share:
   Diluted net earnings                     $      22,183      $      (5,931)

   Diluted average shares outstanding:
      Average shares outstanding              198,152,456        185,318,118
      Dilutive effect of stock options          1,129,069                 --
                                            -------------      -------------
                                              199,281,525        185,318,118

Diluted net earnings (loss) per share       $        0.11      $       (0.03)
                                            =============      =============


At March 31, 2004, options to purchase 881,200 (1,367,400 at March 31, 2003)
common shares were not included in the computation of diluted earnings (loss) per share as their inclusion would be anti-dilutive.

NOTE 10 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three months ended March 31 are presented below ($000s):


                                              THREE MONTHS ENDED

                                      MARCH 31, 2004    MARCH 31, 2003
                                      -------------     -------------
Revenue from external customers:
   Steel mills                        $     607,981     $     403,225
   Downstream products                       89,343            65,831
                                      -------------     -------------
      Total                           $     697,624     $     469,056
                                      =============     =============

Inter-company sales:
   Steel mills                        $     129,054     $      70,072
   Downstream products                           --                --
   Corp/eliminations/other                 (129,054)          (70,072)
                                      -------------     -------------
      Total                           $          --     $          --
                                      =============     =============

Total sales:
   Steel mills                        $     711,445     $     452,074
   Downstream products                       85,474            62,376
   Corp/eliminations/other                 (129,054)          (70,072)
                                      -------------     -------------
      Total                           $     667,865     $     444,378
                                      =============     =============

Net income (loss):
   Steel mills                        $      55,293     $       2,270
   Downstream products                        3,303               308
   Corp/eliminations/other                  (36,413)           (8,509)
                                      -------------     -------------
      Total                           $      22,183     $      (5,931)
                                      =============     =============


                                      MARCH 31, 2004    DECEMBER 31, 2003
                                      -------------     -------------
Segment assets:
   Steel mills                        $   1,664,786     $   1,545,619
   Downstream products                      156,160           169,599
   Corp/eliminations/other                   33,020             6,990
                                      -------------     -------------
      Total                           $   1,853,966     $   1,722,208
                                      =============     =============


NOTE 11 -- SUBSEQUENT EVENT

In April 2004, the Company issued 26,800,000 common shares to its majority shareholder, Gerdau S.A. The price of each share was Cdn $4.90, the closing price of the Company's shares on the Toronto Stock Exchange on March 31, 2004. Subsequent to this transaction, Gerdau S.A. held 72.34% of the Company's shares.


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